Exhibit (f)

Statement of Shareholders’ Appraisal Rights and the Procedures for Exercising those Rights

Shareholders do not have express appraisal rights in connection with the Scheme under the Bermuda Companies Act. However, the Bermuda Court in considering whether to sanction a scheme of arrangement may decline to sanction a scheme unless it is satisfied, not only that the required court meeting was properly constituted and that the proposals were approved by the requisite majority, but that the result of the meeting fairly reflected the view of the parties concerned.